ALSTON&BIRD LLP

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www.alston.com

Martin H. Dozier	Direct Dial: 404-881-4932	E-mail: martin.dozier@alston.com

April 14, 2009

VIA EDGAR AND OVERNIGHT DELIVERY

Ms. Karen J. Garnett

Assistant Director

Securities and Exchange Commission

Division of Corporate Finance

U. S. Securities and Exchange Commission

Mail Stop 4561

Washington, D.C. 20549

Re:	Wells Timberland REIT, Inc. Registration Statement on Form S-11 File No. 333-157087

Dear Ms. Garnett:

This letter sets forth the response of our client, Wells Timberland REIT, Inc. (the “Issuer”), to the comments by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), in your letter dated February 20, 2009, regarding the Issuer’s registration statement on Form S-11 (the “Registration Statement”). For your convenience, we have set forth below your comment (or request) followed by the relevant response.

Incorporation of Certain Documents by Reference, page 146

1.	We note that you have incorporated by reference your Annual Report on Form 10-K for the fiscal year ended December 31, 2007 as filed with the SEC on March 27, 2008. We refer to your statement on page 44 of your Form 10-K that your system of internal control over financial reporting meets the criteria established by the Treadway Commission. Please revise the disclosure in Item 9A of your Form 10-K to disclose management’s assessment of the effectiveness of your internal control over financial reporting. Refer to Item 308(a)(3) of Regulation S-K and Rule 13a-15(c) under the Exchange Act.

Response: On March 30, 2009, the Issuer filed Amendment No. 1 (the “Form 10-K/A”) to the Form 10-K for 2007, which revises Item 9A to contain an explicit statement regarding management’s assessment of the effectiveness of the Issuer’s

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Ms. Karen J. Garnett

April 14, 2009

internal control over financial reporting. A copy of the Form 10-K/A is enclosed with the letter.

Should you have any further questions or need additional information, please do not hesitate to contact me at (404) 881-4932.

Sincerely,

/s/ Martin H. Dozier
Martin H. Dozier

Enclosure

cc:	Ms. Kristina Aberg (Securities and Exchange Commission) Mr. Leo F. Wells, III Mr. Kirk Montgomery Mr. Glen Smith